I, Medhat Ahmed, certify that:

(1) the financial statements of Ontacad, Inc. included in this Form are true and complete in all material respects; and

(2) Ontacad, Inc. is not required to file a tax return before the end of the offering period.

Medhat M. Ahmed

Medhat Ahmed

CEO

19th, Dec 2020

Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.